November 19, 2014

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Attn:  Mara Ransom, Assistant Director

Re:                             CVSL Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-196155)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Cantor Fitzgerald & Co. and JMP Securities LLC, as representatives of the several underwriters, hereby join in the request of the Company for the acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective at 5:00 p.m., eastern daylight savings time, on Thursday, November 20, 2014, or as soon thereafter as practicable.

We hereby authorize each of Daniel I. Goldberg, Esq. and Wendy A. Grasso, Esq. of Reed Smith LLP, attorney for the underwriters, to orally modify or withdraw this request for acceleration.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

CANTOR FITZGERALD & CO.
JMP SECURITIES LLC
As representatives of the several underwriters

CANTOR FITZGERALD & CO.

By:	/s/ Jeffrey Lumby
Name: Jeffrey Lumby
Title: Sr. Managing Director

JMP SECURITIES LLC

By:	/s Scott Solomon
Name: Scott Solomon
Title: C.L.O.